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                                                                      EXHIBIT 23

Consent of Independent Auditors

The Board of Directors
Highlands Insurance Group, Inc.:


We consent to incorporation by reference in the registration statements on Form S-3 (No.333-51693 and No. 333-82135) and Form S-8 (No. 333-34701, No. 333-55699
and No. 333-82141) of Highlands Insurance Group, Inc. of our report dated April 9, 2002, relating to the consolidated balance sheets of Highlands Insurance Group, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2001, and all related schedules, which report appears in the December 31, 2001 annual report on Form 10-K of Highlands Insurance Group, Inc.

Our report dated April 9, 2002 contains a disclaimer of opinion. The Company has suffered recurring net losses and has a net capital deficiency. As of December 31, 2001, the Company was in violation with various debt covenants and such debt is due on demand, or if no demand is made, April 30, 2002. In February 2002, the Company's significant insurance subsidiaries were placed under regulatory supervision due to their adverse financial condition, whereby the regulatory agencies have authority to take any number of actions, including taking over control of the insurance subsidiaries. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.


KPMG LLP

Houston, Texas
April 9, 2002